RNS statement

BAE Systems plc - restatement of reporting sectors

10 June 2005

A number of changes have been made to the organisational structure of BAE Systems recently including changes resulting from the Eurosystems transaction completed earlier this year. These changes provide a timely opportunity for BAE Systems to re-align its externally reported sectors to the company's internal organisation.

For some time now BAE Systems has reported its trading performance through seven sectors: Programmes, Customer Solutions and Support, International Partnerships, Avionics, North America, Commercial Aerospace and HQ and other businesses. The re-alignment of external reporting to the new organisation will now result in the company reporting through seven revised sectors as follows:

Electronics, Intelligence and Support will comprise the former activities of BAE Systems North America together with those UK based avionics activities not part of the Eurosystems transaction (avionic and inertial systems) and, subject to completion of the United Defense acquisition, the marine repair activities of United Defense.

Land and Armaments will comprise the former RO Defence and Alvis businesses in the UK, Sweden and South Africa. Subject to completion of the United Defense acquisition, the Land and Armaments sector will also include the United Defence land systems and armaments activities in the US and Sweden.

Programmes will continue to comprise the company's air systems, naval ships and submarines activities. Military aircraft support activities (primarily Harrier and Tornado update and support) will be reported in Customer Solutions and Support. The underwater weapons activity will transfer to Integrated Systems and Partnerships.

Customer Solutions and Support will continue to comprise the partnered support activities with the MoD Defence Logistics Organisation, together with the company's Al Yamamah support activities in the Kingdom of Saudi Arabia. In addition the sector will include the military aircraft support activities previously reported in Programmes and the former Avionics sector activities in Australia.

Integrated Systems and Partnerships will comprise the wholly owned Integrated System Technologies business (combining the former AMS UK and C4ISR activities) together with Atlas Elektronik and the underwater weapons activity transferred from Programmes. The sector will also include proportional consolidation of results of the company's 37.5% interest in the MBDA guided weapons joint venture and 22% interest in Saab AB.

Commercial Aerospace will continue to comprise the proportional consolidation of the company's 20% investment in Airbus together with the Aerostructures business and regional aircraft support.

HQ and other businesses will comprise those activities remaining after the transfer of the former RO Defence and Alvis land systems businesses.

The movement in sales and profit before interest and tax, as a consequence of these changes in sectors and other minor re-allocations, is as set out below.

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Table 1 sets out the results as reported under UK GAAP, for the half year ended 30 June 2004 and full year ended 31 December 2004, in the originally reported sectors.

Table 1					
Sectors as previously reported					
UK GAAP	**2004 full year**			**2004 half year**	
	Sales	**PBIT**		**Sales**	**PBIT**
	£m	**£m**		**£m**	**£m**
Programmes	2,867	64		1,214	31
Customer Solutions & Support	2,243	413		1,102	214
International Partnerships	1,907	109		755	33
Avionics	1,103	32		487	10
North America	2,771	233		1,340	107
Commercial Aerospace	2,880	176		1,419	108
HQ and Other businesses	560	-14		157	-17
Intra group	-852			-349	
Total	**13,479**	**1,013**		**6,125**	**486**

Table 2 sets out the results under UK GAAP, for the half year ended 30 June 2004 and full year ended 31 December 2004, as they would have been presented in the new sectors.

Table 2					
Restatement to new sectors					
UK GAAP	**2004 Full year**			**2004 Half Year**	
	Sales	**PBIT**		**Sales**	**PBIT**
	£m	**£m**		**£m**	**£m**
Electronics, Intelligence & Support	3,042	232		1,466	112
Land & Armaments	503	-7		133	-6
Programmes	2,181	21		861	13
Customer Solutions & Support	2,879	490		1,458	252
Integrated Systems & Partnerships	2,028	98		816	26
Commercial Aerospace	2,880	176		1,419	108
HQ and Other businesses	76	-30		49	-23
Intra group	-417			-218	
Sub total	13,172	980		5,984	482
Discontinued businesses	718	33		296	4
Discontinued eliminations	-411			-155	
Total	**13,479**	**1,013**		**6,125**	**486**

From 1 January 2005 BAE Systems adopted International Financial Reporting Standards (IFRS). On 28 April 2005 BAE Systems detailed the effect on the company's overall results for 2004 as a consequence of the transition to IFRS.

Table 3 sets out the changes to the results of the new sectors, for the first half ended 30 June 2004 and full year ended 31 December 2004, that arise as a consequence of restatement for the adoption of IFRS.

Table 3

New sectors restated to IFRS

2004 full year	**UK GAAP**			**IFRS**	
	Sales	**PBIT**		**Sales**	**EBITA**
	£m	**£m**		**£m**	**£m**
Electronics, Intelligence & Support	3,042	232		3,063	256
Land & Armaments	503	-7		482	-8
Programmes	2,181	21		2,219	10
Customer Solutions & Support	2,879	490		2,856	497
Integrated Systems & Partnerships	2,028	98		2,022	95
Commercial Aerospace	2,880	176		2,924	201
HQ and Other businesses	76	-30		73	-35
Intra group	-417			-417	
Sub total	13,172	980		13,222	1,016
Discontinued businesses	718	33		741	37
Discontinued eliminations	-411			-411	
Total	**13,479**	**1,013**		**13,552**	**1,053**

2004 first half	**UK GAAP**			**IFRS**	
	Sales	**PBIT**		**Sales**	**EBITA**
	£m	**£m**		**£m**	**£m**
Electronics, Intelligence & Support	1,466	112		1,468	117
Land & Armaments	133	-6		133	-2
Programmes	861	13		834	-7
Customer Solutions & Support	1,458	252		1,444	249
Integrated Systems & Partnerships	816	26		810	24
Commercial Aerospace	1,419	108		1,446	117
HQ and Other businesses	49	-23		46	-28
Intra group	-218			-219	
Sub total	5,984	482		5,962	470
Discontinued businesses	296	4		291	1
Discontinued eliminations	-155			-155	
Total	**6,125**	**486**		**6,098**	**471**

Issued by:
BAE Systems plc
London